Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
 Hub International Investment Services Inc.

We have audited the accompanying statement of financial condition of Hub International Investment Services Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hub International Investment Services Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 23, 2016